

Mail Stop 3561

July 28, 2009

Via U.S. Mail and Facsimile

Martin S. Hughes
Chairman, Chief Executive Officer and Chief Financial Officer
Sequoia Mortgage Funding Corporation
Sequoia Residential Funding, Inc.
One Belvedere Place
Mill Valley, CA 94941

> **Re: Sequoia Mortgage Funding Corporation**
> **Sequoia Residential Funding, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3/A**
> **Filed July 17, 2009**
> **File No. 333-159791**

Dear Mr. Hughes:

　　　We have reviewed your response to the comments in our letter dated June 30, 2009 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing.

Registration Statement on Form S-3

General

1. While we note your response to prior comment 2, please confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K. Finalized agreements may be unexecuted as provided by Instruction 1 to Item 601 of Regulation S-K. Exhibits must be filed either as an exhibit to the registration statement by post-effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement. Refer to Securities Act Rule 462(d) and Item 1100(f) of Regulation AB.

Base Prospectus

Underwriting Guideline Exceptions, page 7

2. We note your response to prior comment 6; however, please revise the Loan
    Program – Underwriting Standards section of your base prospectus beginning on
    page 33 to disclose information regarding any allowable exceptions to
    underwriting criteria, including the extent to which such underwriting standards
    may be overridden. Please also revise each prospectus supplement to confirm that
    you will provide disclosure describing the characteristics of the exception loans, if
    applicable. Refer to Item 1111(a)(3) of Regulation AB.

Recent Actions to Reduce, Suspend or Delay Foreclosure, page 83

3. While we note your response to prior comment 7, please revise to include
    bracketed placeholders in each prospectus supplement to confirm that you will
    disclose data regarding how many loans have been modified by each category of
    modification pursuant to loan modification programs.

                            * * * * *

        As appropriate, please amend your filing and respond to these comments within
ten business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

        •   the company is responsible for the adequacy and accuracy of the
            disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3642 with any other questions.

Regards,

Lauren Nguyen
Attorney-Advisor

cc: Phillip R. Pollock
Fax: (415) 433-3883